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                               August 4, 2020

       Amed Hazel
       Manager
       LB 1 LLC
       818 Natchez Valley Trace
       Grayson, GA 30017

                                                        Re: LB 1 LLC
                                                            Amendment No. 3 to
                                                            Offering Statement
on Form 1-A
                                                            Filed July 22, 2020
                                                            File No. 024-11147

       Dear Mr. Hazel:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 22, 2020 letter.

       Amendment No. 3 to Offering Statement on Form 1-A filed July 22, 2020

       Description of Securities Offered, page 24

   1. We note your response to comment 3. Please disclose the interest rate table in the description of
securities offered, disclose the principal terms of the securities, and clarify the extent to which you
are offering 4 separate notes depending on the amount invested and duration.
Additionally, we note the disclosure that you intend to "produce attractive risk adjusted returns
by purchasing distressed loans and also by making real estate backed loans. . .." Please
tell us whether the notes you are offering are linked to underlying securities.
 Amed Hazel
LB 1 LLC
August 4, 2020
Page 2
Sponsor's Experience, page 28

2.       We note your response to comment 2 and the revised disclosure on page
28. Please revise
         to
             disclose which programs were "public and nonpublic" and the duration of the programs, including whether they were completed,
             clarify whether the programs involved "solely Mortgage Backed Securities" per paragraph (a) versus the commercial and residential "properties purchased" discussed in paragraphs (d), (f), (g) and (h),
             quantify the approximate amount of "success" fees, commissions, advisory and other remuneration,
         Additionally, please revise to disclose if the sponsor has experienced any material adverse business developments or conditions and to ensure that the information presented about the sponsor's past experience and performance is balanced.
       You may contact Jorge Bonilla at 202-551-3414 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or James Lopez at 202-551-3536 with any other questions.



FirstName LastNameAmed Hazel                                  Sincerely,
Comapany NameLB 1 LLC
                                                              Division of
Corporation Finance
August 4, 2020 Page 2                                         Office of Real
Estate & Construction
FirstName LastName